Exhibit 2.2

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
OF
DIPEXIUM PHARMACEUTICALS, LLC

FROM A DELAWARE
LIMITED LIABILITY COMPANY
TO A DELAWARE CORPORATION
PURSUANT TO SECTION 265 OF THE
DELAWARE GENERAL CORPORATION LAW

1)             The Delaware limited liability company was first formed in the State of Delaware on January 14, 2010.

2)             The name of the Delaware limited liability company immediately prior to filing this Certificate was Dipexium Pharmaceuticals, LLC.

3)             The name of the Corporation as set forth in the Certificate of Incorporation is Dipexium Pharmaceuticals, Inc.

IN WITNESS WHEREOF, the undersigned, being duly authorized to sign on behalf of the converting Delaware limited liability company has executed this Certificate on the 12th day of March, 2014.

By:	/s/ David P. Luci, Esq.
Name:	David P. Luci, Esq.
Title:	President and CEO